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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    IBP, INC.
                            (Name of Subject Company)

                                    IBP, INC.
                      (Name of Person(s) Filing Statement)
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                     Common Stock, Par Value $0.05 Per Share
                         (Title of Class of Securities)
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                                    449223106
                      (CUSIP Number of Class of Securities)
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                              SHEILA B. HAGEN, ESQ.
                                 General Counsel
                                    IBP, inc.
                             800 Stevens Port Drive
                             Dakota Dunes, SD 57049
                            Telephone: (605) 235-2061

   (Name, Address and Telephone Number of Person authorized to Receive Notice and Communication
                  on behalf of the Person(s) Filing Statement)

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                                 With a copy to:

                              SETH A. KAPLAN, ESQ.
                         Wachtell, Lipton, Rosen & Katz
                                51 W. 52nd Street
                               New York, NY 10019
                                 (212) 403-1000
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| |      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

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      IBP, inc. ("IBP" or the "Company") hereby amends and supplements its
Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the Securities and Exchange Commission on July 5, 2001 (as amended and supplemented, the "Schedule 14D-9"). This amendment constitutes Amendment No. 2 to the Schedule 14D-9.

      The Schedule 14D-9 is hereby amended and supplemented as follows:

      Item 4(b)(iii) of the Schedule 14D-9 is hereby amended and supplemented by adding the following two sentences to the end of the first paragraph of Item 4(b)(iii):

      "JPMorgan has consented to the use and descriptions in this Statement of its fairness opinions, dated January 1, 2001 and June 26, 2001, respectively, which are attached to this Statement as Annexes A-1 and A-2, respectively. PJSC has consented to the use and description in this Statement of its fairness opinion, dated January 1, 2001, which is attached as Annex B to this Statement."

      The Opinion of Peter J. Solomon Company Limited (the "Opinion"), dated January 1, 2001, filed as Exhibit (a)(6) and attached as Annex B to the Schedule 14D-9, is hereby amended by deleting the third-to-last paragraph of the Opinion and replacing it with the following paragraph:

      "This letter is for the information and assistance of the Special Committee in its consideration of the transaction contemplated by the Agreement and does not constitute a recommendation to any holder of Company Common Stock as to whether or not such holder should tender any shares of Company Common Stock in the Offer or the Exchange Offer or how any such holder should vote on the Merger. This letter may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This letter may be reproduced in full in any Schedule TO, Schedule 14D-9, amended offer to purchase, proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential."


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 18, 2001                        IBP, INC.



                                             By: /s/ Larry Shipley
                                                 -------------------------------
                                                 Name:  Larry Shipley
                                                 Title: Chief Financial Officer